Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TDK Corporation
1-13-1,Nihonbashi, Chuo-ku,
Tokyo, 103-8272 Japan
Tel:81-3-5201-7100
Fax:81-3-5201-7110
September 5, 2008
New York Stock Exchange
Securities Operations Department
20 Broad Street, 17th Floor
New York, N.Y. 10005
U.S.A.
TDK CORPORATION (the “Company”)
Notice of Record Date for Interim Dividend and Amount of Proposed Dividend
Dear Sirs:
Pursuant to Section I, Paragraph 8 of the undertaking of the Company dated 1982, which was submitted to the New York Stock Exchange, Inc. (“NYSE”) in connection with the listing of shares of Common Stock of the Company on NYSE, set forth below are the record date for the proposed payment of an interim dividend and the estimated amount of such dividend, subject to the approval of the Board of Directors of the Company at the board meeting to be held on October 31, 2008.

•	Record date:	September 30, 2008 (Japan Time)

•	Estimated amount of proposed interim dividend subject to the above resolution:	Yen 70.00 per share of Common Stock

•	The amount of the proposed interim dividend set out above is an approximate estimate. Neither the Company nor any of the Directors make any warranty, representation or guarantee whatsoever that the above amount will, in fact, be declared at the aforesaid Board meeting. The Directors’ complete discretion to recommend and declare such higher or lower amount as they think fit at the aforesaid Board meeting shall not be limited nor affected hereby in any respect.

•	Payment commencement date:	December 8, 2008 (Japan Time)

Very truly yours, TDK CORPORATION
BY:	/s/ Isao Ishizaka
Isao Ishizaka
General Manager of General Affairs Dept.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)

September 5, 2008

	BY:	/s/ Isao Ishizaka
Isao Ishizaka
General Manager General Affairs Department Administration Group